                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                       Prodigy Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, $0.01 par value per share
                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74283 P 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Wayne A. Wirtz
                             SBC Communications Inc.
                             175 East Houston Street
                            San Antonio, Texas 78205
                                 (210) 351-3736
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 74283 P 10 7
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SBC Communications Inc.;  I.R.S. Identification No. 43-1301883
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)[X]
                                                                       (b)[X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF, WC, OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES
                  --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              50,448,283
    EACH
                  --------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        50,448,283
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      50,448,283 shares
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                                       [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.92%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 74283 P 10 7
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SBC  Internet  Communications,  Inc.;  I.R.S.  Identification  No.
      74-2937337
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)[X]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF, WC, OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES
                  --------------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY              50,448,283
    EACH
                  --------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        50,448,283
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      50,448,283 shares
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                            [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.92%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 to Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $0.01 per share, and the Common Stock, par value $0.01 per share of Prodigy Communications Corporation ("Prodigy"), a Delaware corporation, and amends SBC's statement on Schedule 13D filed on November 29, 1999, as amended and restated by Amendment No. 1 filed on June 12, 2000 and as amended and restated by Amendment No. 2 filed on June 13, 2000.

         The address of the principal executive office of Prodigy is: Prodigy Communications Corporation, Building III, 6500 River Place Boulevard, Austin, Texas 78730.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to include the following:

         (a)-(j) SBC and Prodigy have entered into a Credit Agreement, dated as of December 29, 2000, between Prodigy, as borrower, and SBC, as lender (the "Credit Agreement").

         Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Credit Agreement.

         Pursuant to the Credit Agreement, SBC has agreed to make revolving loans to Prodigy from time to time, for general corporate purposes, in the maximum aggregate principal amount of $110,000,000. The Credit Agreement will terminate on the earlier of December 31, 2003 or the termination of the Commitments (the maximum aggregate amount of loans available under the Credit Agreement). The loans will bear interest at a rate per annum equal to the one month LIBOR plus 400 basis points and may be prepaid without penalty at any time. The principal and accrued interest on all outstanding Loans are due upon termination of the Credit Agreement. Prodigy's obligations under the Credit Agreement rank at least pari passu in priority of payment with all of its other unsecured debts.

         The obligations of SBC to make any loans under the Credit Agreement is conditioned on SBC having, among other things, received the favorable written opinion of Prodigy's counsel. SBC's obligations are also conditioned upon SBC and Prodigy having entered into an amended Strategic and Marketing Agreement and Prodigy having obtained the approval of the Prodigy Board of Directors to enter into such amended Strategic and Marketing Agreement. If such conditions have not been satisfied or waived prior to January 19, 2001, the Commitments Agreement will terminate at such time.

         Until the Credit Agreement has been terminated and the principal and interest on each Loan has been paid in full, Prodigy will not: (i) create, incur, assume or permit to exist any lien on any property owned by Prodigy, other than certain permitted liens, (ii) merge with or into any other person, unless no Event of Default shall have occurred or be continuing as a result thereof and Prodigy is the surviving corporation, or dispose of all or substantially all of its assets, (iii) engage in transactions with its affiliates on terms and conditions less favorable than could be obtained on an arm's-length basis, and (iv) except under limited circumstances, enter into any agreement or arrangement that (a) imposes any condition on or restricts Prodigy's ability to create, incur or permit to exist any lien on its property or assets, or (b) imposes any condition on or restricts any Subsidiary's ability to pay dividends or make other distributions with respect to its capital stock or guarantee indebtedness.

         The foregoing description of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed herewith and is specifically incorporated herein by reference in response to this Item 4.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is amended to include the following:

(a) SBC and SBC Sub continue to beneficially own 50,448,283 shares of Class A Common Stock. However, due to issuances of shares of Class A Common Stock by Prodigy, the 50,448,283 shares of Class A Common Stock currently represent 41.92% of the outstanding shares of Class A Common Stock (based on the number of outstanding shares of Class A Common Stock as set forth in Prodigy's Form 10-Q for the period ended September 30, 2000 and assuming that the 50,448,282 shares of Class A Common Stock into which SBC Sub could exchange its Units and the one share of Class A Common Stock into which SBC Sub could convert its Class B Common Stock are outstanding).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 is amended to include the following:

See "Item 4. Purpose of Transaction" for a description of the Credit Agreement which is qualified in its entirety by reference to the agreement and is specifically incorporated herein by reference in answer to this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to include the following:


         Exhibit L            Credit Agreement, dated as of December 29, 2000,
                              between Prodigy Communications Corporation, as borrower, and SBC Communications Inc., as lender.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 3, 2001

                              SBC COMMUNICATIONS INC.



                              By:     /s/ Michael Viola
                                      -------------------------------------
                              Name:   Michael Viola
                              Title:  Vice President and Treasurer


                              SBC INTERNET COMMUNICATIONS, INC.



                              By:     /s/ Thomas Giltner
                                      -------------------------------------
                              Name:   Thomas Giltner
                              Title:  Vice President